May 14, 2020

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christopher Edwards and Joe McCann

Re:	Fusion Pharmaceuticals Inc.
Draft Registration Statement on Form S-1
Submitted April 3, 2020
CIK No. 0001805890

Dear Messrs. Edwards and McCann:

This letter is confidentially submitted on behalf of Fusion Pharmaceuticals Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-1, confidentially submitted on April 3, 2020 (the “Draft Registration Statement”), as set forth in the Staff’s letter, dated May 1, 2020, addressed to John Valliant (the “Comment Letter”). The Company is concurrently confidentially submitting Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to Amendment No. 1. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and Amendment No. 1 (marked to show changes from the Draft Registration Statement).

Draft Registration Statement on Form S-1

Background on Radiopharmaceuticals, page 2

1.

We note that you highlight the worldwide sales of two third-party drugs, including one drug that treats bone metastases and another beta-emitting drug that is approved to treat a subset of neuroendocrine cancers. Please revise to remove this disclosure from the Summary or explain to us why you believe it is appropriate to highlight these particular sales figures in your Summary.

United States Securities and Exchange Commission

May 14, 2020

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 3 of Amendment No. 1 to remove this disclosure from the Summary. The Company respectfully submits that it has kept the disclosure in the body of the Business section as it believes these third-party sales figures are relevant to indicate the potential size of the targeted alpha pharmaceutical market for any approved alpha therapies.

Our Platform, page 3

2.

We note your discussion on pages 4 and 5 indicating that you plan to use imaging diagnostics to identify patients who are more likely to respond to your therapies and that for FPI-1434, only those patients who meet predefined tumor uptake and dosimetry standards would be advanced into your clinical trials. Please tell us, and revise, as applicable, to discuss whether the market for your drug may be limited by patient specific factors, such as a person’s ability to tolerate radiation.

RESPONSE: The Company respectfully advises the Staff that, as described on page 129 of Amendment No. 1, to date, the Company has screened and administered a single injection of the imaging analogue to 12 patients. The Company determined that all 12 patients met predefined uptake and dosimetry criteria and 11 patients were advanced to receive FPI-1434. One patient did not advance to receive FPI-1434 due to progression of the underlying disease. The Company respectfully advises the Staff that if additional patients are administered the imaging analogue and do not show adequate uptake or show predicted potential toxicity issues, or if patients who receive FPI-1434 show dose-limiting toxicities below what the Company believes would be an efficacious dose, it will update the disclosure accordingly to indicate that such factors may affect the target population for any approved product candidate.

3.

We note your disclosure that FPI-1434 is in development for the treatment of solid tumors expressing IGF-1R, which is overexpressed in multiple types of common solid tumors. Please revise here, and elsewhere as applicable, to indicate whether you will be required to conduct separate clinical trials for each common solid state tumors. As applicable, indicate whether you currently plan to conduct Phase 2 trials targeting one or more of the solid state tumors discussed in the prospectus. If you will need to conduct additional development work in order to identify the tumors to be targeted in a Phase 2 trial, please discuss.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 117 of Amendment No. 1 to clarify that it plans to add expansion cohorts to its Phase 1 clinical trial to assess the anti-tumor activity of FPI-1434 in the solid tumor types that it thinks will be most likely to respond to FPI-1434 based on results from the Phase 1 clinical trial and immunochemistry data regarding IGF-1R positive tumors.

4.	We refer to the disclosure contained in the second bullet point under the heading. Your disclosure in this section highlights the ability of Fast-Clear linker technology to use

United States Securities and Exchange Commission

May 14, 2020

multiple targets and classes of targeting molecules; however, it is not clear from your disclosures that you or any third parties have tested this technology in humans and/or have clinical data to support such performance claims. Please revise this disclosure, and others contained in the Summary, to balance and provide context to any performance claims concerning this technology.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 121 of Amendment No. 1.

Our Corporate History and Team, page 6

5.	Please describe the spin-out from the Centre for Probe Development and Commercialization that formed the Company. Please include a description of the timing and terms of the spin-out.

RESPONSE: In response to the Staff’s comment, the Company has added disclosure on page 136 of Amendment No. 1.

Our Strategy, page 6

6.

With reference to your disclosure on page 29, please revise the third bullet point on page 6 to clarify that you expect to initially seek approval of some product candidates as second- or third-line therapies for patients who have failed other approved treatments.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 5, 6, 78, 116 and 117 of Amendment No. 1.

Risks Associated with our Business, page 7

7.

With reference to your risk factor disclosure on page 19, please revise the Summary to highlight that there have been limited assessments of the long-term safety of targeted alpha emitting isotope therapies in humans, and that there may be long-term effects from treatment with any of your future product candidates. Also, revise the Summary to highlight your belief that you were a PFIC in 2019 and the adverse tax consequences to investors resulting from a PFIC classification in any given tax year, including additional reporting requirements.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 7 of Amendment No. 1.

Capitalization, page 83

8.

We note that all outstanding preferred shares, including the preferred shares issued upon the redemption of the preferred exchangeable shares, will be converted into common shares upon the closing of the offering. Please clarify in your disclosures what will happen with the preferred share tranche rights upon the closing of the offering.

United States Securities and Exchange Commission

May 14, 2020

RESPONSE: The Company respectfully advises the Staff that the preferred share tranche rights will remain outstanding and in effect until such rights (i) are settled by the Company upon achievement of specified milestones, (ii) are exercised upon election by the Class B preferred shareholders or Class B special voting shareholders, as applicable, to purchase such shares prior to the achievement of the specified milestones or (iii) expire on July 31, 2020. The Company supplementally informs the Staff that it expects the purchase and sale of the second tranche of the Class B preferred shares to close prior to the consummation of the offering to which the Registration Statement relates, at which point the preferred share tranche rights will be settled and will no longer be outstanding. In the event the purchase and sale of the second tranche of the Class B preferred shares does not close prior to consummation of the offering, the Company will revise the disclosure to clarify what will happen to the preferred share tranche rights.

Critical Accounting Policies and Significant Judgments and Estimates, page 106

9.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances since January 1, 2019 and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will supplementally provide the requested information once the estimated offering price range has been determined.

Business Our TAT Platform, page 120

10.

We note your statement that the Fast-Clear linker was observed in preclinical studies to clear 3.1 times the amount of non-tumor localized TATs compared to the most widely used commercial linkers. Please revise your disclosure in this section to describe the preclinical studies, the specific results and who conducted such studies.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 121 of Amendment No. 1.

Note 14. Net Loss per Share and Unaudited Pro Forma Net Loss per Share, page F-35

11.

We note on page F-8 that the pro forma balance sheet has been prepared to give effect, upon the closing of a qualified IPO, to an additional 97,562.979 common shares. Please explain how you calculated the pro forma weighted average share amount of 89,590,040 on page F-36.

RESPONSE: The Company respectfully advises the Staff that the unaudited pro forma balance sheet as of December 31, 2019 gives effect to the proposed IPO as if it had occurred on December 31, 2019. In contrast, the calculation of the Company’s pro forma

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weighted-average number of common shares outstanding used in the calculation of pro forma net loss per share attributable to common shareholders for the year ended December 31, 2019 gives effect to the conversion of the Company’s preferred shares upon the proposed IPO as if the IPO and conversion had occurred on the later of January 1, 2019 or the issuance date of the preferred shares or preferred exchangeable shares.

In March 2019, the Company issued 30,207,129 Class B preferred shares and 4,437,189 Class B preferred exchangeable shares. In the calculation of pro forma weighted-average number of common shares outstanding of 89,590,040, as presented on page F-39 of Amendment No. 1, the Company weighted these March 2019 preferred share issuances beginning as of the issuance date of such shares as the shares were issued subsequent to January 1, 2019. Shares issued prior to January 1, 2019 were weighted as if such shares had been outstanding for the entire year.

Exhibits

12.	Please file the Master Services Agreement and the Supply Agreement with the Centre for Probe Development and Commercialization as exhibits to the registration statement.

RESPONSE: The Company respectfully advises the Staff that it will file the Master Services Agreement and the Supply Agreement with the Centre for Probe Development and Commercialization as Exhibits 10.16 and 10.17 to Amendment No. 1.

13.	Please file your license agreements with Genentech and MediaPharma, or explain to us why they should not be filed pursuant to Regulation S-K, Item 601(b)(10).

RESPONSE: The Company respectfully advises the Staff that it does not believe its agreements with Genentech, Inc. (the “Genentech Agreement”) or MediaPharma S.r.l. (the “MediaPharma Agreement,” together with the Genentech Agreement, the “Agreements”)) are material contracts under Item 601(b)(10) of Regulation S-K. The Company’s consideration of Item 601(b)(10) of Regulation S-K is summarized below.

Background

Item 601(b)(10)(i) of Regulation S-K defines a “material contract” as a contract made outside of the ordinary course of business which is material to the registrant. Item 601(b)(10)(ii) of Regulation S-K states that “[I]f the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or significance.”

Subsection (B) of Item 601(b)(10)(ii) states that a contract entered into in the ordinary course of business would be a “material contract” if such contract is a “contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the

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May 14, 2020

major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.”

Contracts Not Made Outside of the Ordinary Course of Business

The Company advises the Staff that neither of the Agreements were entered into outside the ordinary course of business. As described in the Draft Registration Statement, the Company is a clinical-stage biopharmaceutical company developing a pipeline of novel radiopharmaceutical medicines. As such, it routinely enters into license agreements from time to time in order to secure certain intellectual property rights necessary or advisable for the identification and development of additional product candidates. Such agreements ordinarily accompany the business of identifying and developing therapeutic products. Accordingly, the Company respectfully advises the Staff that it does not consider either of the Agreements to satisfy the definition of a “material contract” under Item 601(b)(10)(i) of Regulation S-K.

The Company’s Business is not Substantially Dependent on either Agreement

The Company respectfully advises the Staff that it is not substantially dependent on the Agreements for the following reasons.

•

Large number of collaborations and large number of product candidates within those collaborations. The license agreements to which the Company is party to as described in the Draft Registration Statement contemplate the development of multiple product candidates, some of which are still being evaluated and may not be progressed to clinical development. Because drug development is uncertain, the Company has intentionally undertaken a portfolio approach to identification, selection and development of product candidates, such that the failure of one product candidate would not reasonably be expected to have a material adverse effect on the Company’s business or business prospects. With respect to the Genentech Agreement, the Company has the option to terminate the Rainier Asset Purchase Agreement until November 2020 and as such, the rights obtained under the Genentech Agreement are not yet a material part of the Company’s overall business.

•

Early stages of development. Each of the product candidates relating to the Agreements is in early stages of development. The Company is still evaluating whether the naked antibody acquired pursuant to the Genentech Agreement can be converted into a targeted alpha therapeutic agent, subject to the termination right described above, and the antibody acquired pursuant to the MediaPharma Agreement remains in the compound optimization phase of research. As is typical of drug development, whether or not these product candidates ever advance to preclinical studies, early-stage clinical trials, late-stage clinical trials, regulatory approval or commercialization is uncertain.

United States Securities and Exchange Commission

May 14, 2020

Accordingly, the Company does not consider either of the Agreements to be a contract on which its “business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials…”

Description of Genentech Agreement Included Notwithstanding Item 601(b)(10) Test

The Company advises the Staff that, notwithstanding its consideration of the Item 601(b)(10) “material contract” test, it did consider whether additional disclosure concerning the nature and material terms of the Agreements would benefit investors in making an informed investment decision concerning the Company. Although the Company concluded that it was not “substantially dependent” on either of the Agreements for the reasons described above, it did elect to provide disclosure of the Genentech Agreement, including the material terms of this agreement, in the Draft Registration Statement in order to enable investors to form a better view of the Company and its business as a whole. The Company respectfully advises the Staff that it does not believe filing the Genentech Agreement as an exhibit would provide meaningful information to investors beyond that which has already been summarized in the Draft Registration Statement. Similarly, the Company provided a summary of the key financial provisions of the MediaPharma agreement in the Management’s Discussion and Analysis of Financial Condition and Results of Operation in the Draft Registration Statement.

The Company will Re-Consider the Applicability of Item 601(b)(10) in Future Periods

Finally, the Company respectfully advises the Staff that it will continue to evaluate in future periods whether either of the Agreements rises to the level of substantial dependence or otherwise falls within the definition of a “material contract” under Item 601(b)(10) of Regulation S-K. For example, an agreement might be considered a “material contract” within the meaning of Item 601(b)(10) in the event one or more product candidates that is the subject of the agreement is progressed into clinical development.

General

14.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: The Company respectfully advises the Staff that it will provide the Staff, on a confidential basis under separate cover, copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act and further advises the Staff that it will collect copies of any such materials from potential investors.

* * * *

United States Securities and Exchange Commission

May 14, 2020

If you should have any questions regarding the enclosed matters, please contact the undersigned at (212) 459-7234.

Sincerely,

/s/ Seo Salimi
Seo Salimi, Esq.

cc:	John Valliant, Ph.D., Fusion Pharmaceuticals Inc.

John Crowley, Fusion Pharmaceuticals Inc.

Mitchell S. Bloom, Goodwin Procter LLP